FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

August 11, 2008

Item 3: News Release:

A news release dated and issued on  August 11, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Receives Approval for Second $2 Million Tranche of Financing

Item 5: Full Description of Material Change:

August 11, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has received lender approval for a second tranche of US $2 million in financing which is expected to close shortly.  This funding is being conducted on identical terms to the first tranche of $2 million (see release dated July 30, 2008) which closed on July 31, 2008, and will bring the total proceeds under this financing to $4 million.

The above mentioned second tranche is subject to regulatory approval.  The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.   Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of August 2008.